EXHIBIT 14.1

School Specialty, Inc.

Code of Business Conduct / Ethics

Effective as of February 17, 2004

Table of Contents

Message from the Chairman and CEO

• Highlights of the Code

• Your Responsibilities

• Conflicts of Interest

• Financial Records

• Use of Company Assets

• Working with Customers and Suppliers

• Protecting Information

• Administration of the Code

• Appendix A – Acknowledgement of Receipt

• Appendix B – Annual Certification of Compliance

Code of Business Conduct / Ethics

From The Chairman And CEO

At School Specialty, we have always regarded our integrity as one of our most important assets. Our reputation for consistent ethical and honest behavior has been an important contributor to the success we have enjoyed so far – and maintaining that reputation will be critical to the accomplishment of our future goals, particularly given the nature of our business – we help children learn.

This Code of Business Conduct / Ethics applies to all directors, officers and employees of School Specialty, Inc. and its subsidiaries and is intended to inform them of their ethical obligations to our company. As you read this document, you will see that we have set a very high standard of conduct. Adherence to the standards contained in this Code of Business Conduct / Ethics is critical to our future success.

We are all expected to comply with this Code of Business Conduct / Ethics at all times. A lone violation of this Code of Business Conduct / Ethics by a single individual could have devastating consequences for our customers, our shareholders, our company and on the livelihoods of all of us. We cannot afford even the appearance of improper behavior.

We ask you to read the entire Code of Business Conduct / Ethics and sign the acknowledgement form confirming that you have read and understood the Code of Business Conduct / Ethics. We will regularly ask you to re-read the Code.

Thank you for your role in maintaining our position as a leader in the marketplace and in making us a leader in ethical business practices.

Sincerely,

Leo C. McKenna	David J. Vander Zanden
Chairman of the Board	President and CEO
School Specialty, Inc.	School Specialty, Inc.

Code of Business Conduct / Ethics

School Specialty, Inc.

Code of Business Conduct / Ethics

HIGHLIGHTS OF THE CODE

•	Employees must follow the law wherever they are. The activities of the Company, and hence your activities, must always be in full compliance with all laws, rules and regulations of the jurisdictions in which the Company conducts its business. The Company expects everyone to follow the spirit as well as the letter of the law.

•	Employees must avoid conflicts of interest. Be aware of how others may perceive your actions.

•	Financial records—both for internal activities and external transactions—must be timely and accurate.

•	Company assets—including computers, materials and work time—must not be used for personal benefit.

•	Customers and suppliers must be dealt with fairly and at arm’s length.

•	Employees must safeguard the company’s nonpublic information.

•	Violations of the Code include asking other employees to violate the Code, not reporting a clear Code violation or failing to cooperate in a Code investigation.

•	Violating the Code will result in discipline. Discipline will vary depending on the circumstances and may include, alone or in combination, a letter of reprimand, demotion, loss of compensation, suspension or even termination.

•	Under the Code, certain actions require written approval by your Principal Manager. The Principal Manager is your Division President or Corporate function head who is at a vice president level or above. The Principal Manager is responsible to report these actions to the Chief Financial Officer of the Corporation in Greenville, WI (“CFO”) or to the Corporate Vice President of Human Resources in Greenville, WI.

•	For those who are themselves Principal Managers, written approvals must come from the CFO. Written approvals for executive officers (defined as Section 16 officers) and directors must come from the Audit Committee of the Board of Directors. Any waiver (exception) to the Code for an executive officer or director, including the reason for the waiver, must be disclosed via a Form 8K filing with the SEC within 5 business days and can only be made by the Board of Directors.

•	If you have questions about any situation, ask. Always ask.

This Code should help guide your conduct. But the Code cannot address every circumstance and is not meant to; this is not a catalog of workplace rules. You should be aware that the company also has other policies. Employees should consult the policies of School Specialty in specific areas as they apply.

Code of Business Conduct / Ethics

YOUR RESPONSIBILITIES

•	It is your responsibility to read and understand the Code of Business Conduct / Ethics. You must comply with the Code in both letter and spirit. Ignorance of the Code will not excuse you from its requirements.

•	Follow the law wherever you are and in all circumstances.

•	Never engage in behavior that harms the reputation of the company.

•	Some situations may seem ambiguous. If you find yourself questioning whether an action violates the Code, think through the situation and seek guidance. Don’t ignore your instincts. Ultimately, you are responsible for your actions.

•	You have several options for seeking guidance. You may discuss concerns with your manager, responsible employees in the finance or human resources department, or officers of the company.

•	Employees are obliged to promptly report clear violations, and suspected violations, of the Code. This includes situations where a manager or colleague asks you to violate the Code. In all cases, unless you are engaged in the violation/wrong-doing, there will be no reprisals for making any reports, and every effort will be made to maintain confidentiality.

•	You can report violations of the Code to the CFO or to the Corporate Vice President of Human Resources (or you may report the violation to your Principal Manager, who in turn must promptly report the violation to the CFO or Vice President of Human Resources). You may also report violations using the confidential employee hotline at 1-800-863-3449 (which allows you to remain anonymous).

•	Employees are obliged to cooperate with investigations into Code violations and must always be truthful and forthcoming in the course of these investigations.

•	Managers have important responsibilities under the Code. Managers must understand the Code, seek guidance when necessary and report suspected Code violations.

•	The most important message is this: When you are uncertain about any situation, ask for guidance.

Code of Business Conduct / Ethics

Conflicts of Interest

OVERVIEW

Your personal activities and relationships must not conflict, or appear to conflict, with the interests of the company. Keep in mind, the Code cannot specifically address every potential conflict, so use your conscience and common sense. When questions arise, seek guidance.

GENERAL PRINCIPLES

•	Avoid situations where your personal interests conflict, or appear to conflict, with those of the company.

•	You may own up to 1% of the stock in a competitor, customer or supplier without seeking prior approval from your Principal Manager so long as the stock is in a public company and you do not have discretionary authority in dealing with that company. If you want to purchase more than 1% of the stock in a customer, competitor or supplier, or the company is nonpublic or you have discretionary authority in dealing with the company, then the stock may be purchased only with prior approval of your Principal Manager.

•	If you have a financial interest in a transaction (meaning that somehow you or a family member would personally benefit from a transaction) between the company and a third party—even an indirect interest through, for example, a family member—that interest must be approved by your Principal Manager prior to the transaction. However, if you have a financial interest in a supplier or customer only because someone in your family works there, then you do not need to seek prior approval unless you deal with the supplier or customer or your family member deals with the company.

•	If you’d like to serve as an officer or director or consultant to an outside business on your own time, (and if the business has any dealings with School Specialty, Inc. or if it is likely that your affiliation with the outside business may impact your ability to perform your job to the fullest at the company) you must receive prior approval in writing from your Principal Manager. If your Principal Manager changes, or the circumstances of the outside business change substantially, you must seek re-approval. (Employees are permitted, however, to serve on charity boards or in family businesses that have no relationship to the company.) This rule does not apply to non-employee directors of the company.

•	Any potential conflict of interest that involves an officer of the company, of a division or of a subsidiary must be approved in advance by the CFO. Any potential conflict of interest that involves a director or executive officer (defined as Section 16 officers and directors by the Securities and Exchange Commission) of the company must be approved by the Board of Directors or its designated committee. For purposes of the Code, the Board of Directors has assigned the Audit Committee as the designated committee.

•	Loans from the company to directors or executive officers are prohibited. Loans from the company to other officers and employees must be approved in advance by the CFO. Travel advances are expected to be repaid with expense report documentation within 30 days of travel and are not considered loans for this purpose.

EXAMPLE

The action: A merchandiser considered buying stock in a regional furniture supplier, which was one of his vendors. He asked his manager whether it was a violation of the Code.

The decision: His manager investigated the matter and advised that it would be a violation of the Code to invest in the vendor’s businesses because the merchandiser had discretionary authority in dealing with that vendor.

Code of Business Conduct / Ethics

Financial Records

OVERVIEW

Every company financial record—including time sheets, sales records and expense reports—must be accurate, submitted timely and prepared in accordance with the law (an unintentional, immaterial inaccuracy is not a violation of the Code, but should be brought to your Principal Manager’s attention as soon as the error is discovered). These records are the basis for managing the company’s business and for fulfilling its obligations to share owners, employees, customers, suppliers and regulatory authorities.

GENERAL PRINCIPLES

•	Always record and classify transactions in the proper accounting period and in the appropriate account and department. Delaying or prepaying invoices to meet budget goals is a violation of the Code.

•	Never falsify any document or distort the true nature of any transaction.

•	All transactions must be supported by accurate documentation.

•	All reports made to regulatory authorities must be full, fair, accurate, timely and understandable.

•	Employees must cooperate with investigations into the accuracy and timeliness of financial records.

•	To the extent estimates and accruals are necessary in company reports and records, they must be supported by appropriate documentation and based on good faith judgment as exercised by the individual responsible for the respective estimate/accrual and the finance lead at the respective unit.

•	Payments can only be made to the person or the firm that actually provided the goods or services.

EXAMPLES

The action: As the year was coming to a close, a division president realized that his operation already had exceeded the profit target in its annual business plan. The division president asked corporate accounting if he should hold any further income received that year off the books in order to get a head start on the next year.

The decision: “Don’t even think about it!” he was told. All income and expenses must be recorded in the period they are actually realized.

The action: An employee submitted a time report for weekend overtime. Her supervisor was skeptical that she had worked the extra hours and checked weekend logs of entries into the building.

The decision: The employee was put on notice that there was no record of her being in the building, she confessed to falsifying her time report. She was fired, as she was stealing from the company.

The action: Two employees on a business trip ate dinner at a restaurant. One of them paid for the meal and was reimbursed by the company for the expense. The other employee took a duplicate receipt and submitted an expense report for money he didn’t spend.

The decision: The second employee was fired. He didn’t pay for the meal, and so was stealing from the company.

The action: A customer demanded that a salesperson alter an invoice. The customer wanted the invoice to show a higher price than he actually paid. The customer asserted that he would no longer buy from the company unless the salesperson agreed to falsify the invoice.

The decision: The salesperson knew that the demand was in violation of the Code and refused to play along with the customer. The salesperson then informed his supervisor of the circumstances. That was the right thing to do.

Code of Business Conduct / Ethics

Use of Company Assets

OVERVIEW

Company assets are meant for company, not personal use. Company assets include your time at work and work product, as well as the company’s equipment and vehicles, computers and software, company information, and trademarks and name.

Common sense should prevail, of course. The occasional personal phone call from your workplace, for example, is inevitable. Substantial personal phone calls, however, represent misuse. The point is to recognize that theft or deliberate misuse of company assets is a violation of the Code.

GENERAL PRINCIPALS

•	You may not misuse company assets for your personal benefit or the benefit of anyone other than the company.

•	You may not take for yourself any opportunity for financial gain that you find out about because of your position at the company or through the use of company property or information.

•	Misuse of company assets may be considered theft and result in termination or criminal prosecution.

•	Before accepting payment for speeches or presentations related to the company or your work at the company, always get your Principal Manager’s approval.

•	Company computer systems and equipment are meant for company use only. For example, they should never be used for outside businesses, illegal activities, gambling or pornography. Refer to the company’s Computer and Internet Use policy.

EXAMPLES

The action: An employee used her computer excessively for personal use such as personal email, shopping or investments.

The decision: It may not sound like much, but the company’s losses in work time and other costs total thousands of dollars. She was fired as she was stealing from the company.

Code of Business Conduct / Ethics

Working with Customers & Suppliers

OVERVIEW

It often is customary to exchange gifts and entertainment with customers and suppliers. The key is to keep an arm’s length relationship. Further, many of School Specialty’s customers are government employees and subject to rules/restrictions on gifts they may accept. You should be aware of those restrictions and ensure that any gift or entertainment you provide, regardless of how small you deem it to be does not violate the policies of our customers. Also, avoid excessive or lavish gifts that may give the appearance of undue influence. Avoid personal financial transactions with customers and suppliers that may influence your ability to perform your job.

GENERAL PRINCIPLES

•	The Code prohibits employees from accepting lavish gifts or entertainment. This is an area in which your judgment is critical. For instance, modest holiday gifts are usually fine, but a large gift of money (for example $100 or more) or a lavish, expensive weekend trip (valued at more than $100) probably would not be. If you are uncertain, seek prior written approval from your Principal Manager.

•	Gifts and entertainment for customers, potential customers and suppliers must support the legitimate business interests of the company and should be reasonable and appropriate under the circumstances. Always be sensitive to our customers’ and suppliers’ own rules on receiving gifts and entertainment.

•	Consistent with the obligation we all have to act with integrity and honesty at all times, you should deal fairly with the company’s customers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through misrepresentation or any unfair business practice.

•	Employees are prohibited from receiving payments, gifts or products (“spiffs”) directly from vendors or customers. Vendor spiffs are acceptable only if under a pre-approved company / vendor program and the spiff is reported.

EXAMPLES

The action: A merchandiser / buyer received a diamond watch from a supplier who does a lot of business with the company. The merchandiser / buyer and the supplier are friends. The merchandiser / buyer graciously returned the watch, explaining that the company doesn’t allow lavish gifts, and reported the incident to her supervisor.

The decision: The employee made the right call. She knew that the watch could influence her buying decision—or that it might appear that way to others.

The action: An account executive played in a business-related golf tournament. He won the tournament, and accepted the prize—a Caribbean cruise. He checked with his manager for approval.

The decision: Keeping the prize was fine. It was a legitimate test of skill or luck, and a large number of people participated in the tournament.

The action: A sales representative was offered a $5,000 cash bonus from a supplier if the sales representative increased the supplier product sales by 10 percent in one year. The sales representative accepted the payment.

The decision: The sales representative was fired, as the bonus was not a company / vendor spiff program and no pre-approval was sought.

Code of Business Conduct / Ethics

Protecting Information

OVERVIEW

It is your obligation to safeguard the company’s nonpublic information. You should not share this information with anyone outside the company unless it is necessary as part of your work responsibilities.

Nonpublic information is any information that has not been disclosed or made available to the general public. Trading in stocks or securities based on nonpublic information, or providing nonpublic information to others so that they may trade, is illegal and may result in prosecution.

Nonpublic information includes items such as financial or technical data, plans for acquisitions or divestitures, new products, inventions or marketing campaigns, personal information about employees, major contracts, expansion plans, financing transactions, major management changes and other corporate developments.

GENERAL PRINCIPLES

•	Do not disclose nonpublic information to anyone outside the company, except when disclosure is required for business purposes and appropriate steps have been taken to prevent misuse of the information.

•	Employees may not buy or sell stocks or securities based on nonpublic information obtained from their work at the company. See also the company’s Insider Trading Policy.

•	Disclosing nonpublic information to others, including family and friends, is a violation of the Code and may violate the law.

•	Just as the company values and protects its own nonpublic information, we respect the nonpublic information of other companies. If you have any questions about obtaining or using nonpublic information of other companies, contact the CFO for guidance.

•	Records should be retained or discarded in accordance with the company’s record retention policies.

EXAMPLES

The action: A marketing manager was preparing a presentation on a new company promotion. She was excited about the plan and wanted to discuss it with a friend outside the company. She wasn’t sure if that would be a Code violation, so she checked with her manager.

The decision: It’s a good thing she checked. Sharing nonpublic information is a Code violation, even if the recipient doesn’t work for the competitor, customer or supplier.

The action: An administrative assistant heard an office rumor that the company was considering acquiring a small, publicly traded science company. She wondered if it was ok to acquire some of the stock of the science company. She asked her manager.

The decision: Her manager advised her not to buy the stock. It’s a violation of the Code and a violation of the securities laws on insider trading. She didn’t buy the stock—it wasn’t worth going to jail or losing her job.

The action: A company executive was traveling with a colleague on a plane to work on an acquisition. They began to discuss the particulars of the acquisition when one of them noticed a man across the aisle listening intently and taking notes.

The decision: They quickly decided it was time to drop the subject. It’s never a good idea to discuss company matters in public where others might hear and take advantage of the information.

Code of Business Conduct / Ethics

Administration of the Code

DISTRIBUTION

All company directors, officers and employees are subject to this Code and will receive a copy of this Code at the time they join the company and will receive periodic updates.

APPROVALS

The appropriate Principal Managers must review and approve in writing any circumstance requiring special permission, as described in the Code. Copies of these approvals are to be submitted to the CFO and are maintained by the company.

Waivers of any provision of this Code for officers or directors must be approved by the Board of Directors and will be promptly disclosed to the extent required by law or regulation.

MONITORING COMPLIANCE

Employees should take all responsible steps to prevent a Code violation.

Employees must promptly report suspected Code violations to their Principal Manager, to the Vice President of Human Resources or to the CFO. Employees may also report violations on the confidential employee hotline at 1-800-863-3449.

INVESTIGATIONS

The responsibility for administering the Code, investigating violations of the Code and determining corrective and disciplinary action rests with the Audit Committee of the Board of Directors. The Audit Committee has delegated the CFO the responsibility for day-to-day operation of this Code and to direct investigations of suspected violations of the Code. The CFO has also been delegated responsibility for granting waivers to the Code for employees who are not officers or directors, but must report such waivers to the Audit Committee on a periodic basis.

The CFO will periodically report Code violations and the corrective actions taken to the Audit Committee of the Board of Directors.

DISCIPLINARY ACTIONS

The company strives to impose discipline for each Code violation that fits the nature and particular facts of the violation. The company uses a system of progressive discipline. Violations may result in warnings or letters of reprimand, suspension without pay, demotion, loss or reduction of compensation, or termination.

Violations of this Code are not the only basis for disciplinary action. The company has additional policies and procedures governing conduct.

Code of Business Conduct / Ethics

SIGNATURE AND ACKNOWLEDGEMENT

All new employees must sign an acknowledgment form confirming that they have read the Code and understand its provisions. Failure to read the Code or to sign an acknowledgment form, however, does not excuse an employee from the terms of this Code. All employees who participate in the company’s annual executive bonus plans and/or have stock options must sign an acknowledgment annually.

IT’S UP TO YOU

Administration of the Code is everyone’s responsibility. There are colleagues to help you do the right thing. If you act with integrity and seek guidance when you are uncertain, you’ll be doing the right thing.

This Code is not an express or implied contract of employment and does not create any contractual rights of any kind between School Specialty, Inc. and its employees. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by contract.

School Specialty, Inc. reserves the right to amend, alter or terminate this Code at any time and for any reason.

Code of Business Conduct / Ethics

APPENDIX A

Acknowledgement of Receipt of

the Code of Business Conduct / Ethics

I acknowledge that I have received, read and understand the Code of Business Conduct / Ethics dated             , 2004, and represent:

1.	In accordance with the Code of Business Conduct / Ethics, I will report all violations of the Code to the Company’s CFO, the confidential employee hotline or to the Chairman of the Audit Committee of the Board of Directors.

2.	I am currently in compliance with all aspects of the Code and do not currently know of any violations of the Code of Business Conduct / Ethics; except as follows:

3.	I will comply with the Code of Business Conduct / Ethics in all other respects.

Signature

Print Name

Title

Date

Code of Business Conduct / Ethics

Appendix

APPENDIX B

Annual Certification of Compliance with

the Code of Business Conduct / Ethics

I certify that during the past year:

1.	I have reported all violations of the Code of which I was aware.

2.	I am currently in compliance with all aspects of the Code and have complied with the Code in all other respects, except as follows:

3.	I have read and understand the Code, recognize that I am subject thereto, and agree that I will comply with the Code

Signature

Print Name

Title

Date

Code of Business Conduct / Ethics

Appendix